Exhibit 99.1

Nano Dimension Releases Presentation Highlighting Execution of Disciplined and Focused Value Creation Strategy for ALL Shareholders

Nano’s Board and Management Team Have Delivered on Promises Made: Driving Transformational M&A,
Financial and Operational Improvements and Governance Enhancements

Murchinson STILL Has NO Value Creation Plan and Seeks to Disrupt Nano’s Transformation and Growth

Nano Urges Shareholders to Protect Their Investment and Vote “FOR” All of Nano’s Proposals

Act Fast – Nano’s Shareholders Annual Meeting Voting Cut-Off Sunday, December 1st, 2024, at 11:59 p.m. ET

To Learn More Visit: www.ProtectingNanoValue.com

Waltham, Mass., Nov. 12, 2024 (GLOBE NEWSWIRE) --  Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printing solutions, today released a detailed investor presentation highlighting the disciplined and focused steps the Company continues to take to drive value for all shareholders. The presentation also underscores Murchinson Ltd.’s (“Murchinson”) lack of a strategic plan and continuing efforts to derail the Company’s progress and profit at the expense of other shareholders.

Nano’s Board of Directors (“Board”) urges shareholders to protect their investment and the future of the Company by voting today “FOR” ALL of Nano’s proposals and AGAINST ALL of Murchinson’s proposals.

Highlights from the presentation include:

Under the Guidance of Nano’s Board and Leadership of Its Management Team, the Company is Delivering on Its Promises to Shareholders. Significant Progress From the Past 12 Months Include:

●	Transformational M&A. Agreements to acquire Desktop Metal, Inc. (“Desktop Metal”) and Markforged Holding Corporation (“Markforged”) are a realization of Nano’s ambitious and prudent M&A strategy to create the market leader in AM and will provide Nano with a clear path to profitability.

●	Improvements in financial and operational performance. Nano’s focus on operational excellence has delivered strong organic growth and meaningful efficiencies, including 29% organic revenue growth in 2023 compared to the year prior. In addition, Nano reported a 69% reduction in cash burn in the first half of 2024 from the first half of 2023.

●	Returning capital to shareholders. Nano is executing a balanced capital allocation approach, including over $160 million in share repurchases since August 2022, investment in R&D, and further growth through M&A.

●	Significant governance enhancements. Nano has acted on feedback from shareholders and governance experts over the past year, enacting important enhancements to its corporate governance. These changes include reducing the size of the Board, separating the Company’s Chairman and CEO roles and continuing Board refreshment, adding three new directors in the past year alone.

Nano is Executing a Focused Value Creation Strategy That Is Poised to Deliver Future Value Creation for ALL Shareholders.

●	Digital Manufacturing Leader. Nano’s Board and management team have driven Nano's transformation into a digital manufacturing leader. The pending Desktop Metal and Markforged acquisitions accelerate Nano’s strategy and are expected to create a company with $340 million in combined revenue based on 2023 and an expected $475 million in cash and cash equivalents at the close of both transactions, which will support continued growth.

●	Clear Path to Profitability. With a strong financial foundation in place and significant milestones already achieved, Nano is well positioned to be EBITDA positive by the fourth quarter of 2026.

Nano’s Progress is a Result of Its Strong Leadership.

●	Fit-For-Purpose, Independent Board. Nano’s Board consists of 8 highly qualified individuals – 7 of whom are independent – with diverse skills that align with and support the Company’s focus on growth, while taking its portfolio of products to the next level.

●	Targeted Directors Are Critical to Board Oversight. The two Nano directors targeted by Murchinson, CEO Yoav Stern and 4-Star General (Ret.) Michael X. Garrett, are critical to the Board’s oversight of Nano’s strategy and continued success. During their collective tenures, Nano has executed eight M&A transactions, driven meaningful operational efficiencies, delivered strong organic revenue growth, and implemented significant governance enhancements.

Murchinson Has NO Plan and Intends to Liquidate the Company, Depriving Shareholders of Significant Long-Term Value.

●	No Executable Ideas. After nearly two years of attacking Nano, Murchinson STILL has no plan for value creation, no executable ideas, no director candidates with additive skills, and no insight into Nano’s business.

●	Ultimate Goal is Liquidation. Murchinson has been deceiving shareholders in order to advance the fund’s own agenda, including proposals that are a blatant attempt to paralyze Nano’s strategy. Murchinson says it is only asking for two seats on the Board, but its continued litigation against Nano regarding its past attempts to gain additional Board seats reveal the fund’s true intention: to take control of Nano and dismantle the Company to gain access to its significant cash reserves, jeopardizing the future value creation opportunity for other shareholders.

Nano’s shareholders annual meeting (“Annual Meeting”) will be held on Friday, December 6th, 2024, at 7:00 a.m. ET. Votes must be received by 11:59 p.m. ET on Sunday, December 1st, 2024. Shareholders of record as of the close of business on October 22nd, 2024, are entitled to vote at the Annual Meeting. Please vote as early as possible and follow the instructions on your voting instruction form as your broker may impose earlier voting cut-offs. Throw away any proxy materials you may receive from Murchinson.

Today’s presentation, the Company’s definitive proxy statement and other important information and resources related to the Annual Meeting can be found at www.ProtectingNanoValue.com or the investor relations page of the Company’s website.

If you have questions about how to vote your shares, please contact:

INNISFREE M&A INCORPORATED Shareholders, Call Toll-Free: at (877) 717-3923 (for U.S. and Canada) Or +1 (412) 232-3561 (all other countries). Banks and Brokers, Call Collect: (212) 750-5833

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices – on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D, and academia. The Company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements include statements regarding the Company’s strategy to become the market leader in AM, its path towards profitability, the Company’s expected revenue and cash and cash equivalents following the closing of the acquisitions of Desktop Metal and Markforged Holding, , the Company’s strategic initiatives and continued growth, its potential to be EBITDA positive by the fourth quarter of 2026, and all other statements other than statements of historical fact that address activities, events or developments that Nano Dimension intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. When used in this communication, the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “may,” “will,” “intends,” “projects,” “could,” “would,” “estimate,” “potential,” “continue,” “plan,” “target,” or the negative of these words or similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, Desktop Metal and Markforged, they are subject to various risks and uncertainties. The acquisitions of Markforged and Desktop Metal are subject to closing conditions, some of which are beyond the control of Nano, Desktop Metal or Markforged. Further, actual results, performance, or achievements of Nano, Desktop Metal or Markforged could differ materially from those described in or implied by the statements in this communication. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed (i) under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the SEC on March 21, 2024, and in any subsequent filings with the SEC, (ii) under the heading “Risk Factors” in Desktop Metal’s annual report on Form 10-K filed with the SEC on March 15, 2024, and in any subsequent filings with the SEC, and (iii) under the heading “Risk Factors” in Markforged’s annual report on Form 10-K filed with the SEC on March 15, 2024, and in any subsequent filings with the SEC. The combined company financial information included in this communication has not been audited or reviewed by Nano’s auditors and such information is provided for illustrative purposes only. You should note that such combined company information has not been prepared in accordance with and does not purport to comply with Article 11 of Regulation S-X under the Securities Act of 1933, as amended. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication. Nano is not responsible for the contents of third-party websites.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Markforged intends to file a proxy statement with the SEC. Markforged may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement or any other document that Markforged may file with the SEC. The definitive proxy statement (if and when available) will be mailed to shareholders of Markforged. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement (if and when available) and other documents containing important information about Markforged and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on Markforged’s website at https://investors.markforged.com/sec-filings.

Participants in the Solicitation

Nano Dimension, Markforged and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Markforged shareholders in respect of the proposed transaction. Information about the directors and executive officers of Nano Dimension, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Nano Dimension’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 21, 2024. Information about the directors and executive officers of Markforged, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Markforged’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2024 and Markforged’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Nano Dimension or Markforged using the sources indicated above.

Nano Dimension Contacts

Investor:

Julien Lederman, VP Corporate Development

ir@nano-di.com

Media:

Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com

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